SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Transfer of shares of Consolidar ASEGURADORA DE RIESGOS DEL TRABAJO S.A

Buenos Aires, March 6, 2012

SECURITIES EXCHANGE COMMISSION (SEC)

BBVA BANCO FRANCES S.A. is pleased to inform that all the shares of CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO S.A were transferred on the date hereof to GALENO ARGENTINA S. A, such shares represent 12.5% of BBVA BANCO FRANCES S.A.’ share capital; in accordance with the terms and conditions of the Share Purchase Agreement, signed on October 6, 2011.

Sincerely yours

BBVA BANCO FRANCES S.A.

Reconquisita 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 6, 2012	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer